December 17, 2007

VIA EDGAR

Perry Hindin, Esq.

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Definitive 14A
Filed April 24, 2007
File No. 000-19406

Dear Mr. Hindin:

Your letter of comment dated December 5, 2007 (the “Letter”) relating to the above-referenced Definitive 14A of Zebra Technologies Corporation (the “Company”) requested that the Company respond to the Letter by December 19, 2007 or inform the Commission when the Company will provide a response.

As related in our exchange of voicemail messages earlier today, this correspondence confirms the Company’s intention to respond to the comments in the Letter by no later than January 19, 2008. The additional time is required to provide member’s of the Company’s management and Compensation Committee sufficient time to consider and respond to the Letter. Given the holiday season, many of these individuals have schedule constraints that make it difficult to provide the Company’s response at an earlier date.

If you have any questions, please contact me at (312) 902-5304.

Very truly yours,

/s/ Hans Weinburger
Hans Weinburger

cc:	Anders Gustafsson
Noel Elfant
Kathleen O’Connor